Exhibit 12
CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended
	March 31,
	2010	2009

Income from continuing operations before income taxes	$422	$273

Adjustments:
Income from equity investee	(5)	(3)
Income attributable to noncontrolling interest	(1)	(1)

Income before income taxes, as adjusted	$416	$269

Fixed charges included in income:

Interest expense	$43	$38
Interest portion of rental expense	11	12

	54	50

Interest credited to contractholders	1	1

	$55	$51

Income available for fixed charges (including interest credited to contractholders)	$471	$320

Income available for fixed charges (excluding interest credited to contractholders)	$470	$319

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	8.6	6.3

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	8.7	6.4